FINANCIAL INSTITUTION BOND

STATE FRAUD STATEMENT

NEW YORK

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.

AXIS 104 0415	Page 1 of 1

FINANCIAL INSTITUTION BOND

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 0316	Page 1 of 1

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. P-001-000090196-06

AXIS Insurance Company (admitted)

233 South Wacker Drive, Suite 4930, Chicago, IL 60606

(866) 259-5435

A Stock Insurer

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):	Blackstone Alternative Investment Funds

Principal Address:	345 Park Avenue
New York, NY 10154

Item 2. Bond Period: from 12:01 a.m. on	04/02/2026 (MONTH, DAY, YEAR)	to 12:01 a.m. on	04/02/2027 (MONTH, DAY, YEAR)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be

N/A

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $2,300,000

and the Single Loss Deductible is $0

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverages, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:

		Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (A)-FIDELITY		$2,300,000	$0
Insuring Agreement (B)-ON PREMISES		$2,300,000	$25,000
Insuring Agreement (C)-IN TRANSIT		$2,300,000	$25,000
Insuring Agreement (D)-FORGERY OR ALTERATION		$2,300,000	$25,000
Insuring Agreement (E)-SECURITIES		$2,300,000	$25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY		$2,300,000	$25,000
Coverage on Partners		Not Covered

Optional Insuring Agreements and Coverages:
Computer Systems Fraud		$2,300,000	$25,000
		$25,000
Social Engineering Fraud	Aggregate Limit of Liability	without Official Authorization $25,000	$50,000
	$25,000	with Official Authorization

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If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.

The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

State Fraud Statement		AXIS 104 0415
Policyholder Notice—Economic And Trade Sanctions		AXIS 906 0316

Financial Institution Bond (Standard Form No. 14)		TSB 5062b 1087

Signature Page		AXIS 102AIC 0615

1	Amend Named Insured Rider	AXIS 1012152 0119

2	Amend Fidelity Insuring to Include Larceny and Embezzlement Agreement Rider	AXIS 1012168 0119

3	Amend Counterfeit Currency or Money Insuring Agreement Rider	AXIS 1012171 0119

4	Amend Knowledge of Insured Rider	AXIS 1012178 0119

5	Protected Information Exclusion Rider	AXIS 1012180 0119

6	Notice of Loss by E-Mail Rider	AXIS 1012189 0119

7	Social Engineering Fraud Insuring Agreement with or without Official Authorization Rider	AXIS 1012231 0221

8	New York Statutory Rider	AXIS 1012253 0119

9	Computer Systems Fraud Insuring Agreement Rider	AXIS 1012861 0221

10	Amend Exclusion (M) Rider	AXIS 1012869 0421

11	Non-Fungible Tokens Exclusion Rider	AXIS 1012870 0622

12	Central Handling of Securities Rider	SR 5967e 1087

13	ERISA Rider	SR 6145b 0690

14	New York Statutory Rider	SR 6180d 0709

15	Cryptocurrency Exclusion Rider	SR 6343 0321

16	S.E.C. - Sole Insured Cancelation Clause Rider	SR 5834C 1087

17	BLACKSTONE ALTERNATIVE INVESTMENT FUNDS AMENDATORY RIDER	MANU 1013052 0326

18	AUTOMATIC COVERAGE FOR NEW INVESTMENT FUNDS RIDER	1012211 0119

19	Automatic Increase in Limits for Investment Companies Rider	1012210 0119

Class Code: 2-14057
TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 2 of 7

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to

(a)

furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States which

(i)

bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)  obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

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(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST

INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1)

a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)

a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)

each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g) Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)

as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)

the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)

the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured

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to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner’s(’) investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n) Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)

a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1)

of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)

of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

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(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)

The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)

any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Class Code: 2-14057	Copyright, The Surety Association of America, 1987	Page 6 of 7
TSB 5062b 1087

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

Class Code: 2-14057	Copyright, The Surety Association of America, 1987	Page 7 of 7
TSB 5062b 1087

FINANCIAL INSTITUTION BOND

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary	Michael McKenna, President

AXIS 102AIC 0615	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
1	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

AMEND NAMED INSURED RIDER

It is agreed that Item 1. Name of Insured (herein called Insured) of the Declarations is amended to include the following:

Blackstone Alternative Multi-Strategy Fund

All other provisions of the bond remain unchanged.

AXIS 1012152 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
2	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

AMEND FIDELITY INSURING AGREEMENT TO INCLUDE LARCENY AND EMBEZZLEMENT RIDER

It is agreed that:

A.	Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and

(2)	to obtain an improper financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans, as used in this Insuring Agreement, means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading, as used in this Insuring Agreement, means trading or other dealing in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

B.	Solely with respect to the coverage provided by this Rider, the term Larceny and Embezzlement shall have the same meaning set forth in Section 37 of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
3	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

AMEND COUNTERFEIT CURRENCY OR MONEY INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) COUNTERFEIT CURRENCY or COUNTERFEIT MONEY, as applicable, is replaced with the following:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.

AXIS 1012171 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
4	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

AMEND KNOWLEDGE OF INSURED RIDER

It is agreed that:

A.	The JOINT INSURED or JOINT INSUREDS, as applicable, section of the GENERAL AGREEMENTS is replaced with the following:

Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by Risk Management Department, Human Resources Department, General Counsel, or Internal Audit Department or the functional equivalent of any Insured shall constitute knowledge or discovery by all Insureds for the purposes of this Bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

B.	The CONDITIONS AND LIMITATIONS are amended as follows:

1.	The DISCOVERY section is replaced with the following:

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when Risk Management Department, Human Resources Department, General Counsel, or Internal Audit Department or the functional equivalent of any Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when Risk Management Department, Human Resources Department, General Counsel, or Internal Audit Department or the functional equivalent of any Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2.	Paragraph (a) of the NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER section is replaced with the following:

(a)

At the earliest practicable moment, not to exceed 60 days after discovery of loss by Risk Management Department, Human Resources Department, General Counsel, or Internal Audit Department or the functional equivalent of any Insured, the Insured shall give the Underwriter notice thereof.

All other provisions of the bond remain unchanged.

AXIS 1012178 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
5	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

PROTECTED INFORMATION EXCLUSION RIDER

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A.	confidential or non-public; or

B.	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.

AXIS 1012180 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
6	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

NOTICE OF LOSS BY E-MAIL RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER, paragraph (a), is amended by the addition of the following:

The Insured may provide the Underwriter with such notice of loss by e-mail to the e-mail address set forth below. The date of the Underwriter’s receipt of such e-mailed notice shall constitute the date of notice.

Alternatively, the Insured may provide notice of loss to the Underwriter by mailing or faxing such notice to the address or fax number set forth below.

All notices must reference the Bond No. of this bond.

AXIS Insurance

Claims Department

P.O. Box 4470

Alpharetta, GA 30023-4470

Email: USFNOL@axiscapital.com

Phone (Toll-Free): (866) 259-5435

Phone: (678) 746- 9000

Fax: (866) 770-5629

All other provisions of the bond remain unchanged.

AXIS 1012189 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
7	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT WITH OR WITHOUT OFFICIAL AUTHORIZATION RIDER

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE
Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability	$25,000
Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability	Social Engineering Fraud Insuring Agreement Single Loss Deductible
$25,000 without Official Authorization $25,000 with Official Authorization	$50,000
Social Engineering Fraud Insuring Agreement Prior Acts Date	04/02/2021

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

SOCIAL ENGINEERING FRAUD

Loss resulting directly from an Employee having, in good faith, transferred, paid, or delivered Money or Securities from the Insured’s account to a person or account outside of the Insured’s control, in reliance upon a Social Engineering Fraud Instruction directing such transfer, payment, or delivery of Money or Securities.

B.	Solely with respect to the coverage provided by this Rider, the DEFINITIONS section is amended by the addition of the following new definitions:

Authorized Transfer Agent means:

(1)	a director, officer, partner, member, or sole proprietor of the Insured;

(2)	an Employee who is authorized by the Insured to instruct other Employees to transfer, pay or deliver the Insured’s Money or Securities; or

(3)

an employee of a Vendor authorized by such Vendor and the Insured to direct the Insured’s Employees to transfer, pay, or deliver the Insured’s Money or Securities in accordance with the terms of a written agreement between the Vendor and the Insured.

Official Authorization means a valid handwritten signature of an actual Employee, or an electronic record of entry and approval into a wire transfer system, accounting system, or similar system which is capable of maintaining and reproducing an audit trail, which demonstrates that an actual Employee (other than the Employee actually making the transfer, payment, or delivery) approved a transaction within their authority. A Forgery is not an Official Authorization. Official Authorization shall not include a typed name in any form (including but not limited to email, letterhead, or pre-printed material), but shall include electronic reproductions or handwritten signatures in any form.

Securities means Certificated Securities or Uncertificated Securities.

Social Engineering Fraud Instruction means a telephonic, written, or electronic instruction communicated to an Employee by a natural person purporting to be an Authorized Transfer Agent, or by an individual acting in

AXIS 1012231 0221	Includes copyright material of The Surety Association of America	Page 1 of 3

FINANCIAL INSTITUTION BOND

collusion with such person, for the purpose of intentionally misleading an Employee to transfer, pay, or deliver the Insured’s Money or Securities, but which instruction was not actually made by an Authorized Transfer Agent; provided, however, that Social Engineering Fraud Instruction shall not include any such instruction communicated by an employee of a Vendor who was acting in collusion with any third-party in communicating such instruction.

Vendor means any entity or natural person that provides goods or support services to the Insured pursuant to a written agreement between the Vendor and the Insured. Vendor does not include any customer, automated clearing house, custodian, financial institution, administrator, counter-party, or any similar entity.

C.	Solely with respect to the coverage provided by this Rider, and solely with respect to bond forms 15 and 24, the DEFINITIONS section is amended by the addition of the following new definition:

Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

D.	The EXCLUSIONS section, Exclusion (h), is deleted in its entirety and replaced by the following:

(h)	loss caused by an Employee, except when covered under:

(1)	Insuring Agreement (A);

(2)	Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance, or destruction of or damage to Property; or

(3)	the Social Engineering Fraud Insuring Agreement and resulting directly from unintentional acts of the Employee.

E.	The EXCLUSIONS section is amended by the addition of the following Exclusion:

loss resulting directly or indirectly from an Employee relying upon and/or acting upon a Social Engineering Fraud Instruction, except when covered under the Social Engineering Fraud Insuring Agreement.

F.	The LIMIT OF LIABILITY section is amended by the addition of the following:

Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability with Official Authorization

Subject to any applicable Aggregate Limit of Liability, the Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability with Official Authorization set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE shall apply to each Single Loss covered under the Social Engineering Fraud Insuring Agreement, provided that the following conditions precedent are satisfied:

(a) the Insured obtained Official Authorization from at least two Employees, one of whom is an officer of or serves in a supervisory capacity with the Insured, and who was not the Employee who initially received the Social Engineering Fraud Instruction which was sent by a person purporting to be an Authorized Transfer Agent; and

(b) such loss occurred on or after the Social Engineering Fraud Increased Limits Date for Loss with Official Authorization set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE.

AXIS 1012231 0221	Includes copyright material of The Surety Association of America	Page 2 of 3

FINANCIAL INSTITUTION BOND

Social Engineering Fraud Insuring Agreement Single Loss Limit of Liability without Official Authorization

Subject to any applicable Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss covered under the Social Engineering Fraud Insuring Agreement shall not exceed the Single Loss Limit of Liability without Official Authorization set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE if one or both of the conditions precedent described in the above paragraph are not satisfied.

G.	The LIMIT OF LIABILITY section is amended by the addition of the following:

Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability

The Underwriter’s total liability for all losses covered under the Social Engineering Fraud Insuring Agreement and discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE. The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of the Social Engineering Fraud Insuring Agreement.

Upon exhaustion of the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses under the Social Engineering Fraud Insuring Agreement regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) solely with respect to the Social Engineering Fraud Insuring Agreement, the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability is part of, and not in addition to, the Aggregate Limit of Liability shown in Item 3 of the Declarations.

The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7.

H.

The Social Engineering Fraud Insuring Agreement does not apply to any loss discovered during the Bond Period but occurring prior to the Social Engineering Fraud Insuring Agreement Prior Acts Date set forth in the Coverage Schedule of this Rider.

All other provisions of the bond remain unchanged.

AXIS 1012231 0221	Includes copyright material of The Surety Association of America	Page 3 of 3

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
8	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

NEW YORK STATUTORY RIDER

It is agreed that:

1.	The second paragraph of the Termination or Cancelation Condition is amended by the addition of the following at the end of such paragraph:

Provided, however, this paragraph does not apply as to an Employee of an Insured that is located in New York or any partner, officer or employee of any Processor that is located in New York, if: (a) the dishonest act was committed by such person prior to becoming employed by the Insured or such Processor, (b) the dishonest act resulted in a conviction; and (c) the Insured or such Processor made a determination to hire or retain such person utilizing the factors set out in Correction Law Article 23-A.

2.

This Rider does not apply to any Employees of an Insured or any partners, officers or employees of a Processor or loss caused by any persons for whom there is a bar to employment established by law and the Insured or Processor has hired such person despite the bar.

All other provisions of the bond remain unchanged.

AXIS 1012253 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
9	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT RIDER

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT COVERAGE SCHEDULE
Computer Systems Fraud Insuring Agreement Single Loss Limit of Liability	Computer Systems Fraud Insuring Agreement Single Loss Deductible
$2,300,000	$25,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following Insuring Agreement:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent:

(1) entry of Electronic Data or Computer Program into; or

(2) change of Electronic Data or Computer Program within;

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes:

(a) Property to be transferred, paid, or delivered;

(b) an account of the Insured, or of its customer, to be added, deleted, debited, or credited; or

(c) an unauthorized account or a fictitious account to be debited or credited;

without the knowledge or consent of the Insured.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement, or service programs for a Computer System covered by this Insuring Agreement.

B.	Solely with respect to the coverage provided by this Rider, the DEFINITIONS section is amended by the addition of the following definitions:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1)	computers with related peripheral components, including storage components wherever located;

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FINANCIAL INSTITUTION BOND

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communications networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

C.	Solely with respect to the coverage provided by this Rider, the EXCLUSIONS section is amended by the addition of the following Exclusions:

loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, including but not limited to Social Engineering Fraud, regardless of any deductible amount or limit of liability;

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider, and such liability would have been be imposed on the Insured regardless of the existence of such contract;

loss resulting directly or indirectly from negotiable instruments, securities, documents, or other written instruments which bear a forged signature, or are counterfeit, altered, or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

loss resulting directly or indirectly from:

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance, or electrical surge which affects a Computer System;

(2)	failure or breakdown of Electronic Data processing media; or

(3)	error or omission in programming or processing;

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

D.

Notwithstanding anything to the contrary with respect to any similar Exclusion set forth in any Protected Information Exclusion Rider attached to this bond, solely with respect to the coverage provided by this Rider, the EXCLUSIONS section is amended by the addition of the following Exclusion:

loss resulting directly or indirectly from the: (1) theft, disappearance, or destruction of; (2) unauthorized use or disclosure of; (3) unauthorized access to; or (4) failure to protect any:

(a)	confidential or non-public information; or

(b)	personal or personally identifiable information;

that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard, except that this shall not apply to the extent that any unauthorized use or disclosure of such information subsequently results in a direct loss otherwise covered under the Computer Systems Fraud Insuring Agreement.

E.	The exclusion below, found in the EXCLUSIONS section of financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

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“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

F.	The Single Loss Defined subsection of the LIMIT OF LIABILITY section is amended by the addition of the following:

Solely with respect to the Computer Systems Fraud Insuring Agreement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individuals and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

G.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Computer Systems Fraud Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
10	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

AMEND EXCLUSION (M) RIDER

It is agreed that the Section entitled CONDITIONS AND LIMITATIONS, the Section entitled EXCLUSIONS, exclusion (m) is replaced with the following:

(m)	loss resulting directly or indirectly from surrender of property as a result of:

(1)	kidnaping,

(2)	payment of ransom or any extortion-related payment,

(3)	threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4)

actual disappearance, damage, destruction, confiscation, or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when resulting from threats of bodily harm to the custodian of the property as described in (3) above, except when covered under Insuring Agreement (A);

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
11	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

NON-FUNGIBLE TOKENS EXCLUSION RIDER

It is agreed that the Section entitled CONDITIONS AND LIMITATIONS is amended as follows:

A.	The Section entitled DEFINITIONS is amended as follows:

1.	The definition of Property is amended by the addition of the following:

Notwithstanding the foregoing, Property does not include Non-Fungible Tokens.

2.	The following definition is added:

Non-Fungible Tokens means a unique digital identifier that is recorded in a blockchain or other digital ledger technology, and that is used to certify authenticity and/or ownership of a unique asset that cannot be traded, divided or exchanged at equivalency.

B.	The Section entitled EXCLUSIONS is amended by the addition of the following exclusion:

This bond does not cover:

loss resulting directly or indirectly from the theft, disappearance or destruction of Non-Fungible Tokens or from the change in value of Non-Fungible Tokens;

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
12	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

CENTRAL HANDLING OF SECURITIES RIDER

SCHEDULE
DEPOSITORY	LOCATION COVERED
All Depositories used by the Insured	All Locations of Depositories used by the Insured

It is agreed that:

1.	Those premises of Depositories listed in the above Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities.

2.

Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.

The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.

If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of loss payment by the Underwriter.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
13	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

ERISA RIDER

It is agreed that:

1. “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

All other provisions of the bond remain unchanged.

SR 6145b 0690	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
14	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

NEW YORK STATUTORY RIDER

It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancellation” of this bond/policy is deleted and cancellation of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.

If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancellation at least:

(1)	20 days before the effective date of cancellation if the underwriter/company cancels for any reason not included in paragraph (2) below.

(2)	15 days before the effective date of cancellation if the underwriter/company cancels for any of the following reasons:

(i)	Nonpayment of premium provided, however, that a notice of cancellation for this reason shall inform the Insured of the amount due;

(ii)	Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

(iv)

After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

(v)

Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(vi)

Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(vii)	A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or

(viii)

Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancellation decision. Also, the underwriter/company will simultaneously send a copy of the cancellation notice to the Insurance Department.

b.

If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph (2) above, provided the underwriter/company mails the first named Insured written notice at least 15 days before the effective date of cancellation. If cancellation is for nonpayment of premium, the notice of cancellation shall inform the Insured of the amount due.

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c.	The underwriter/company will mail or deliver notice, including the reason for cancellation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.

d.

If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancellation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancellation will be effective even if the underwriter/company has not made or offered a refund.

e.

If one of the reasons for cancellation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancellation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2.	Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.	If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b.

If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c.

If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d.

Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.

Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.	If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)

prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

(2)

on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period’s rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

g.

The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

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All other provisions of the bond remain unchanged.

SR 6180d 0709	Includes copyright material of The Surety Association of America	Page 3 of 3

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
15	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

CRYPTOCURRENCY EXCLUSION RIDER

It is agreed that:

A.	The attached bond is amended by adding to Section 2. EXCLUSIONS - CONDITIONS AND LIMITATIONS, the following:

loss resulting directly or indirectly from the theft, disappearance or destruction of Cryptocurrency or from the change in value of Cryptocurrency.

B.	The attached bond is amended by adding to the bond CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS the following:

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central authority, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

All other provisions of the bond remain unchanged.

SR 6343 0321	Page 1 of 1

FINANCIAL INSTITUTION BOND

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
16	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

S.E.C. - Sole Insured Cancelation Clause Rider

It is agreed that:

1. The attached bond shall not be canceled, as provided in parts (a) and (b) of Section 12. or modified by rider except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2. This rider shall become effective when the bond becomes effective.

All other provisions of this policy remain unchanged.

SR 5834c 1087	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
17	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS AMENDATORY RIDER

It is agreed that:

A.	The Section entitled GENERAL AGREEMENTS, the Section entitled CHANGE OF CONTROL – NOTICE, the first two paragraphs are replaced with the following:

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter as soon as practicable, but in no event later than 30 days, after such change in control has occurred. Such notice shall contain the names of the transferors and the transferees (or the names of the beneficial owners if the voting securities are registered in another name), the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and the total number of outstanding voting securities.

As used in this General Agreement, control shall have the meaning set forth in Section 2(a)(9) of the Investment Company Act of 1940, and means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. A change in ownership of voting securities of a company which results in direct or indirect ownership by a securities holder or an affiliated group of securities holders of more than twenty-five percent (25%) of such voting securities shall be presumed to result in a change in control for the purpose of giving the required notice.

B.	The Section entitled CONDITIONS AND LIMITATIONS is amended as follows:

1.	The Section entitled DEFINITIONS is amended as follows:

A.	The definition of Employee is replaced with the following:

(e)	Employee means:

(1)	each officer, director, trustee, partner, or employee of the Insured;

(2)

each officer, director, trustee, partner, or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor;

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured;

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices;

(5)	each officer, director, trustee, partner or employee of:

(a)	an investment adviser;

(b)	an underwriter (distributor);

(c)	a transfer agent or shareholder accounting record keeper; or

(d)	an administrator authorized by written agreement to keep financial and/or other required records;

MANU 1013052 0326	Includes copyright material of The Surety Association of America	1 of 3

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for an Investment Company named as an Insured, but only while:

(i) such officer, partner, or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured; or

(ii) such officer, director, trustee, partner, or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured;

provided that the term “Employee” shall not include any officer, director, trustee, partner, or employee of a transfer agent, shareholder accounting record keeper, or administrator:

(i)

which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company; or

(ii)	which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940);

(6)

each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured; and

(7)

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts, or securities, unless included under subsection (5) hereof;

(8)	(a) each officer, partner, or employee of any depository institution or securities exchange;

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any depository institution; and

(c)	and any recognized service company which provides clerks or other personnel to any depository institution or securities exchange on a contract basis;

while such officer, partner, or employee is performing services for any depository institution in the operation of systems for the central handling of securities; and

(9) in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors, or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee, or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers, and employees shall collectively be deemed to be one person for all the purposes of this bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

B.	Solely with respect to the coverage provided by this Rider, the following definition is added:

Security means any Certificated Security or Uncertificated Security.

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2.	The Section entitled TERMINATION OR CANCELLATION, the first paragraph is replaced with the following:

Section 12. This bond terminates as an entirety upon occurrence of any of the following:-(a) 60 days after the receipt by the Insured and the U.S. Securities and Exchange Commission (“SEC”) of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, provided that the Insured shall furnish written notice to the SEC 60 days prior to the effective date of such termination, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability as shown in Item 3 of the Declarations; or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

C.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or agreements on the attached bond other than as stated above.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
18	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

AUTOMATIC COVERAGE FOR NEW INVESTMENT FUNDS RIDER

It is agreed that:

•

Notwithstanding anything to the contrary in the bond, if, after the effective date of this bond, the Insured creates or acquires any new Investment Fund, then such fund shall be covered under this bond, subject to its terms and conditions, only if:

(a)

the fair value of all cash, securities, assumed indebtedness and other consideration paid by the Insured did not exceed 10% of the total consolidated assets of the Insured as of the date of the Insured’s most recent audited consolidated financial statement prior to such transaction; and

(b)

the total combined limit of liability for the Insured, as required by Rule 17g-1 of the Investment Company Act of 1940, as amended, including such newly acquired or created fund, does not exceed $3,000,000; or

(c)

the Underwriter, at its sole option upon submission of such information as the Underwriter may require, payment of any additional premium, and/or amendment of the provisions of the bond, agrees to provide coverage for such fund.

There is no coverage under this bond for any event discovered prior to the effective date of such creation or acquisition.

All other provisions of the bond remain unchanged

1012211 0119	Page 1 of 1

FINANCIAL INSTITUTION BOND

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
19	12:01 a.m. on 04/02/2026	P-001-000090196-06	N/A

Automatic Increase in Limits for Investment Companies Rider

It is agreed that the CONDITIONS AND LIMITATIONS, the LIMIT OF LIABILITY section, is amended by the addition of the following new subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 (“Rule 17g-1”), as amended, due to an increase in asset size of current investment companies covered under this bond, then the minimum increase in limits required to comply with Rule 17g-1 shall take place automatically without payment of additional premium for the remainder of the Bond Period; provided, however, that in no event shall the maximum Single Loss Limit of Liability for each Single Loss under this bond exceed $3,000,000.

All other provisions of the bond remain unchanged.

1012210 0119	Page 1 of 1

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS (“BAIF” or the “FUND”)

The following are the resolutions unanimously adopted by the members of the Board of Trustees (the “Board” or “Trustees”) of the Fund (including those who are not “interested persons” of the Fund as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”)), at a meeting held on the 25th and 26th day of February 2026 (the “February 25-26 Meeting”).

RESOLVED, that BAIF be named as an insured under a Bond meeting all applicable requirements of Rule 17g-1 under the 1940 Act, in the amount of $2.3 million and issued by Axis Reinsurance Company against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the Trustees, officers, and the other employees of BAIF from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and be it

FURTHER RESOLVED, that the proposed form and amount of the Bond discussed at this February 25-26 Meeting, are approved by the Trustees, including a majority of the Independent Trustees, after consideration of all factors deemed relevant by the Board, including, but not limited to, the expected value of the assets of BAIF, the type and terms of the arrangements made for the custody and safekeeping of assets of BAIF, and the nature of the securities held by BAIF; and be it

FURTHER RESOLVED, that the Trustees, including a majority of the Independent Trustees, approve the payment by BAIF of the annual premium for coverage under the Bond, in the amount described at this February 25-26 Meeting, after having considered all factors deemed relevant by the Board including, but not limited to, the parties named as insured, the aggregate amount of coverage under the Bond, and the aggregate annual premium of the Bond; and be it

FURTHER RESOLVED, that the officers of BAIF be, and each of them is, authorized to execute and deliver the Bond in substantially the form discussed at this February 25-26 Meeting, and to make all filings with the SEC and giving all notices on behalf of BAIF with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and be it

FURTHER RESOLVED, that at the direction of each such officer, State Street is designated as the party responsible for making all filings with the SEC and giving all notices on behalf of BAIF with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.